MYR Group Inc.

                            List of Subsidiaries


  The Company's significant subsidiaries are:

  Name of Corporation             State or Jurisdiction       Percentage
    or other entity                  of Organization          of Interest
  -------------------             ---------------------       -----------
  The L. E. Myers Co.                 Delaware                100%

  Hawkeye Construction, Inc.          Oregon                  100%

  Harlan Electric Company             Michigan                100%

  D.W. Close Company Inc.             Washington              100%

  Sturgeon Electric Company, Inc.     Michigan                100%(1)

  Power Piping Company                Pennsylvania            100%(1)

  ComTel Technologies, Inc.           Colorado                100%(2)


  (1) wholly owned subsidiary of Harlan Electric Company

  (2) wholly owned subsidiary of Sturgeon Electric Company, Inc.


                                                           Exhibit 21